Mail Stop 6010

                              January 13, 2006


Stewart A. Fisher
Chief Financial Officer, Executive Vice President,
Treasurer and Secretary
Accellent Inc.
100 Fordham Road
Wilmington, Massachusetts 01887

Re:	Accellent Inc.
	Registration Statement on Form S-4 filed December 19, 2005 Registration No. 333-130470

Dear Mr. Fisher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note your statement on the cover page that a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act by making the indicated acknowledgment. If you elect to retain this statement on the cover page, please also disclose on the cover page that any broker-dealer who holds notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes pursuant to the exchange offer, may be an "underwriter" within the meaning of the Securities Act, consistent with our position stated in Shearman &
Sterling (available July 2, 1993).

2. Please disclose on the cover page that both the old notes and the exchange notes are fully and unconditionally guaranteed by your domestic subsidiaries, briefly describe the guarantees, and disclose that the guarantors are each jointly and severally liable.

Industry and Market Data, page ii; and Disclosure Regarding
Forward-
Looking Statements, page iii

3. Please relocate these sections so that they do not appear before the "Summary" and "Risk Factors" sections.

Industry and Market Data, page ii

4. Please provide us with copies of the industry reports you cite throughout your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also please tell us whether the sources of the cited data have consented to your use of their names and data.

5. Please file the consent of those who provided data that you commissioned for use in your registration statement.

Summary

6. If you desire to retain any claims of leadership, briefly explain in context how it was determined and provide us with supplemental support for the claims. For example, but without limitation, you indicate in the summary and in other parts of your prospectus that you are "the largest provider of outsourced precision manufacturing and engineering services to the medical device industry," are "approximately two to three times as large as our nearest director competitors" and are "considered a preferred strategic supplier to a majority of [y]our top ten customers and often become the sole supplier of manufacturing and engineering services for a significant portion of the products we provide to our customers."

7. Please provide independent and objective support for the statements you make in the summary, including without limitation, that "the medical device industry enjoys favorable industry dynamics, with healthy profitability accompanied by projected revenue growth in your key market segments of approximately 11% annually from 2004 through 2009" and that "[t]he outsourcing opportunities for [the cardiology, endoscopy and orthopaedics markets] are expected to grow at 14.4% from $4.0 billion in 2004 to $7.9 billion in 2009."



8. The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans.

The Transactions, page 5

9. We note your disclosure that in connection with the
transactions
that certain members of your management rolled over approximately
$30
million of additional equity. Please revise your disclosure to clarify which members of your management you are referring to and specify with greater clarity how they rolled over the additional equity. For example, please clarify whether management invested new funds in the company in exchange for equity or exchanged old securities for new securities. Also, please balance your disclosure in this regard by indicating the $16.7 million in cash bonuses that were paid out to your employees upon consummation of the merger and, if true, that the equity positions currently held by your named executive officers are in the form of options.

Risk Factors, page 18

10. Please revise the second and third italicized sentences of your introduction to your "Risk Factors" section, and the second sentence of the introduction to your "Management`s Discussion and Analysis" section to eliminate the implication that that you have not described all material risks in your "Risk Factors" section, and revise your risk factors as necessary to include a discussion of all material risks.

11. You indicate that a significant portion of your growth has been derived from your recent acquisitions and that many medical device companies are consolidating to create new companies with greater market power. Given that your current debt facilities place restrictions on your ability to make future acquisitions, please describe any material risks to your business, operating results, financial condition or prospects that may result from such restrictions.

Risks Related to Our Indebtedness and the Exchange Notes, page 18

12. Include a risk factor discussing the risks to investors associated with the fact that you may optionally redeem the notes as described under "Optional Redemption" commencing on page 115.

Management`s Discussion and Analysis, page 41

Results of Operations, page 44

13. In your results of operations section, you refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify instead of merely stating that changes were due "primarily" to certain factors. See
Section III.D of SEC Release 33-6835.

14. Please revise to disclose the actions taken under your "lean" manufacturing cost reduction program and quantify the known or expected savings, if material, in connection with that program.

Nine Months ended September 30, 2005 compared to Nine Months ended September 30, 2004, page 44

Net Sales, page 44

15. We see from page 24 that Boston Scientific is currently transferring a number of products currently assembled by you to its own assembly operation. We also note that Boston Scientific accounts for more than 10% of your sales. Please revise your disclosure to discuss the impact, if any, of the reduction of Boston Scientific products on your results of operations for the nine months ended September 30, 2005.

Capital Expenditures, page 52

16. Please update your disclosure with regard to your capital expenditures. Please quantify the restrictions on your capital expenditures contained in the senior secured credit facility.

Management, page 82

17. Provide succinct descriptions of each individual`s business experience for the last five years, leaving no ambiguities or gaps of time. For example, please indicate the period during which (i) Mr.
Croteau served as MedSource`s Senior Vice President of Corporate Development, (ii) Mr. DeSantis served as Global Director of Human Resources at American Standard Companies, Inc. and (iii) Mr. Konsin served as Vice President, General Manager for Smith & Nephew, Inc.

18. Please clarify Mr. Curtis` business experience during November 2002 and April 2003.

Director Compensation, page 87

19. If known, please disclose the amount of the cash compensation that you intend to pay to your non-management directors.

Principal Stockholders, page 91

20. Please tell us how you calculated the number of shares beneficially owned by your directors and executive officers as a group as indicated in the last row of your table.

Certain Relationships and Related Party Transactions, page 94

21. Please disclose the transactions described under "Management
Bonus Plan" on page 89.

Description of Other Indebtedness, page 96

Senior Secured Credit Facility, page 96

22. You indicate that your description of the senior facility does not purport to be complete. Please confirm that you have described all material terms of the senior facility.

The Exchange Offer, page 99

Expiration Date; Extensions; Amendments, page 101

23. As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement of the exchange offer. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day to ensure compliance with Rule 14e-1(a). See Rule 14d-1(g)(3). Also please confirm that the expiration date will be included in the final prospectus disseminated to the notes holders and filed pursuant to the applicable provisions of Rule 424.

24. We note your disclosure in the first bullet point that you reserve the right to "delay accepting for exchange any outstanding notes." Please clarify the circumstances under which you would delay acceptance and confirm to us that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, please make that clear.

25. We note your disclosure in the third bullet point that you reserve the right to "amend the terms of the exchange offer in any manner." Please revise to indicate that, in the event of a material change in the exchange offer, including the waiver of a material condition, you will extend the offer period so that at least five business days remain in the exchange offer following notice of the material change.

Certain Conditions to the Exchange Offer, page 102

26. We note your disclosure in the first sentence of the first paragraph that you "will not be required to "accept for exchange" any outstanding notes and may terminate the exchange offer "before accepting any outstanding notes for exchange" if any of the conditions specified in your bullet point list exist. Because "acceptance" occurs after the expiration of the offer, the ability to assert a condition before acceptance is improper because it implies that the condition could be asserted after the expiration of the exchange offer. As such, please revise your disclosure so that it is clear that all offer conditions, except those related to the receipt of governmental regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the exchange offer, not merely before acceptance of the outstanding notes for exchange.

27. We note your disclosure in the first paragraph that you will not be required to accept notes for exchange if in "[y]our reasonable judgment" any of the conditions specified in your bullet point list exist. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

28. We note your disclosure in the last sentence of the second paragraph that you will return any outstanding notes not accepted for exchange "as promptly as practicable" after the expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the outstanding notes "promptly" upon expiration or termination of the exchange offer, as applicable. Please revise your disclosure here and throughout your prospectus as appropriate.

Withdrawal of Tenders, page 106

29. Your disclosure in this section, that outstanding notes may be withdrawn at any time prior to the expiration date, appears to be inconsistent with your related disclosure in Section 2 of the Instructions to the Letter of Transmittal filed as Exhibit 99.1, which indicates that a tender of notes may be withdrawn at any time prior to the expiration date, if not yet accepted. Please revise your document so that the disclosure and the instructions in the Letter of Transmittal are consistent.

United States Federal Income Tax Consequences Of The Exchange
Offer,
page 171

30. Please revise your statement on page 171 that persons considering the exchange of outstanding notes for exchange notes "should consult" their own tax advisors. Because such persons may rely on the disclosure that appears in your registration statement, including disclosure relating to tax consequences, eliminate this language as it may suggest otherwise. You may replace the admonition with language to the effect that you recommend or encourage that consultation.

Index to Financial Statements, page F-1

31. Consideration should be given to the updating requirements of Rule 3-12 of Regulation S-X.

Accellent Inc. Consolidated Financial Statements for the year ended
December 31, 2004

Consolidated Statements of Stockholder`s Equity, page F-6

32. We note significant differences in the additional paid in capital and retained earnings balances presented in this filing compared to your Form 10-K filed on March 15, 2005. Please tell us the nature of these differences and the circumstances that resulted in the significant adjustments to your statement of stockholder`s equity. Additionally, tell us how you considered whether you should amend your Form 10-K to reflect these adjustments.

Accellent Inc. Condensed Consolidated Financial Statements for the nine months ended September 30, 2005

Note 2.  Acquisitions, page F-48

33. As the aggregate amount assigned to goodwill and other intangible assets resulting from the acquisitions of MedSource and Campbell is significant in relation to the aggregate cost of the acquired entities, please revise to include all of the disclosures required by paragraphs 51(b) and 52 of SFAS 141. Refer to paragraph 53(d) of the
Standard for additional guidance.

Note 3. Restructuring, page F-51

34. Please tell us about the adjustments to planned plant closure and severance costs for the MedSource integration and what events or circumstances resulted in these adjustments.

Unaudited Pro Forma Condensed Combined Financial Statements, page
P-1

35. Please revise your discussion of pro forma information to clearly disclose your accounting for the acquisition of the majority of your capital stock by affiliates of Kohlberg Kravis Roberts & Co. L.P., and entities affiliated with Bain Capital. Please refer to the accounting literature upon which you relied.

Unaudited Pro Forma Condensed Combined Balance Sheet, page P-3

36. Revise footnotes (a) and (c) to clearly indicate how the estimated fair value of the assets and liabilities acquired was determined. For example, revise to discuss how the fair value of each of the intangible assets was determined. You should also clarify the nature of the "other intangible assets" discussed in footnote (c).

37. Please update the purchase price allocation and related disclosures to reflect any preliminary valuations or other studies available as of the most recent practicable date. We assume that you are not currently aware of any probable material allocations or adjustments, not reflected herein, that are likely to be recorded. Revise to disclose when the allocation is expected to be finalized.
In addition, disclose all significant assumptions used in the valuation of your assets and liabilities discussed on page P-2.

38. Regarding your disclosures in footnote (c), please provide details of the reasons for the significant amounts allocated to intangibles and the specific factors that contributed to a purchase price that results in the recognition of significant amounts of goodwill.

39. Refer to footnote (c). The amount disclosed as the adjustment to customer relationships and other intangible assets appears to be the pro forma as adjusted balance of $279,500 rather than the amount of the pro forma transaction adjustment of $181,906. Please revise as appropriate.

40. Regarding the adjustments related to the Transaction, tell us why you have not recorded a fair value adjustment to property and equipment, net.

Unaudited Pro Forma Condensed Combined Statement of Operations, page
P-7

41. Please crosscheck your footnote indicators from your pro forma condensed combined statements of operations to your footnotes. It appears as though some of the footnotes are not correct or are missing. For example, it appears that the (a) footnote under cost of sales for the twelve months ended December 31, 2004 should be footnote (b).

42. Refer to footnotes (c) and (g). Please revise to discuss the basis for the estimated useful lives for intangible assets. In addition, clarify the basis for the trademark and trade names being an indefinite lived asset.

43. We reference footnote (j). Please clarify to what accounting period this footnote relates. If the footnote only relates to the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2004, please provide a similar discussion for each period presented or tell us why no adjustments are necessary for these periods.

44. We note from footnote (j) that you expect to record a charge for in-process research and development. Please disclose the following:
* the nature of each of the in-process research and development projects acquired;
* their stage of completion;
* the estimated costs and timing to complete the projects and;
* the period in which material net cash inflows from these projects are expected to commence.
Please also provide specific disclosure of how the estimated fair value of these projects was determined, the discount rate and other significant assumptions used in the valuation.

Part II of Registration Statement

Exhibit 5.1 - Legality Opinion

45. You should not file a legal opinion that assumes conclusions of law that are a necessary requirement for the opinion given. A such, please revise to remove the assumptions included in the fourth paragraph of the opinion with respect to the Company, the Annex II Entities, the Guarantors and the Exchange Securities.

Exhibit 99.1 - Letter of Transmittal

46. We note the statement in the last sentence of the second paragraph on page 4 that "[t]he undersigned has read and agrees to all of the terms of the Exchange Offer." Please delete this statement.

* * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian
Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 or me at (202)
551-
3444 with any other questions.


            Sincerely,



            Perry Hindin
            Special Counsel


cc:	Joseph H. Kaufman, Esq. (via fax)
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Stewart A. Fisher
Accellent Inc.
January 13, 2006
Page 1